EMI

RECEIVED
2004 DEC 21 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

9th December, 2004.

Attn: Filing Desk - Stop 1-4

04054035

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 26th November 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 9th December 2004, confirming that HBOS plc has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 7th December 2004, held 23,697,099 shares, being 3.001% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dw 1/5

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/61

Company Announcements Office,
London Stock Exchange.

9th December, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by HBOS plc, in a letter dated 7th December 2004 and received on 9th December 2004, that HBOS plc and its subsidiaries have increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 7th December 2004, held 23,697,099 shares, being 3.001% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231